Exhibit 99.1

Response Biomedical Corporation Announces Share Consolidation

VANCOUVER--(BUSINESS WIRE)--May 26, 2010--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that the Company has effected a share consolidation in accordance with the authority granted by shareholders at the Company’s annual general and special meeting on May 4, 2010 to permit it to implement a consolidation of the Company’s outstanding common shares on a ten (old) for one (new) basis. The common shares are expected to begin trading on the Toronto Stock Exchange and the OTC Bulletin Board in the United States on a consolidated adjusted basis on May 28, 2010.

As a result of the consolidation, each shareholder of the Company will hold one post-consolidation share for every ten pre-consolidation shares, with the result that the Company will have outstanding approximately 25,467,200 common shares. The share consolidation affects all of the Company’s outstanding common shares, stock options and warrants. Fractional shares will not be issued. In the event that a shareholder would otherwise be entitled to receive a fractional share upon the share consolidation, such fraction will be rounded down to the nearest whole number. The post-consolidation common shares will be represented by a new CUSIP, but there will be no changes in the stock symbols of the Company.

Letters of transmittal with respect to the consolidation will be mailed to all of the Company’s registered shareholders today. All registered shareholders will be required to send the certificates representing their pre-consolidated common shares, along with a properly executed letter of transmittal, to the Company’s registrar and transfer agent, Computershare Investor Services Inc., all in accordance with the instructions provided in the letter of transmittal. Additional copies of the letter of transmittal can be obtained through Computershare at 1-800-564-6253. All shareholders who submit a completed letter of transmittal along with their respective pre-consolidated share certificates to Computershare will receive certificates representing their post-consolidated shares.

This news release is not an offer to sell or the solicitation of an offer to buy any securities of the Company in the United States or in any other jurisdiction where an offer is unlawful.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com